Exhibit 3.3

   AMENDMENT TO CERTIFCATE OF INCORPORATION OF ROSS SYSTEMS, INC. EFFECTING A
                               REVERSE STOCK SPLIT


A new paragraph to Article IV of the Company's Certificate of Incorporation was added effective April 26, 2001 as follows:

     "Simultaneously with the effective date of the filing of this amendment to the Corporation's Certificate of Incorporation (the "Effective Date"), each ten shares of Common Stock of the corporation issued and outstanding or held as treasury shares immediately prior to the Effective Date (the "Old Common Stock") shall automatically be reclassified and continued (the "Reverse Split"), without any action on the part of the holder thereof, as one share of Common Stock. The Corporation shall not issue fractional shares on account of the Reverse Split. Holders of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split shall receive, upon surrender of the stock certificates formally representing shares of the Old Common Stock, in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by (ii) the average of the last sale price per share of the Old Common Stock on the 20 trading days immediately prior to the Effective Date or, if no such sale takes place on such days, the average of the closing bid and asked prices thereof for such days, in each case as officially reported on the NASDAQ National Market. No interest shall be payable on the Cash-in-Lieu Amount."